Additon of a major subsidiary

On 27 February 2014, POSCO provides the details of its newly added major subsidiary as follows.

Name of Company	PT. KRAKATAU POSCO

Representative Director	Min, Jung Ki

Assets (In millions of Korean Won)	3,446,245

Liabilities(In millions of Korean Won)	2,473,536

Shareholding by POSCO(Percent)	70.0

*Assets Ratio(Percent)	4.08

*Ratio of the subsidiary’s assets to POSCO’s assets on consolidated basis.

As of 31 December, 2013, POSCO’s major subsidiaries were Daewoo International Corporation, POSCO Engineering & Construction Co., Ltd., POSCO Energy Co., Ltd., and PT. KRAKATAU POSCO.